UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number 1-644

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022-7499

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit:
23	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of

    Colgate-Palmolive Company Employee Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Colgate-Palmolive Company Employee Savings and Investment Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

New York, New York

June 21, 2005

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
Assets
Cash and cash equivalents	$16,850,186	$17,306,339
Investments (note 4)	2,424,868,194	2,462,412,752
Receivables:
Due from brokers for securities sold	547,785	127,542
Accrued interest and dividends	599,608	519,548
Participant loans	20,424,670	19,731,511

Total receivables	21,572,063	20,378,601

Total assets	$2,463,290,443	$2,500,097,692

Liabilities
Due to brokers for securities purchased	$69,726	$1,303,897
Long-term notes payable	274,063,395	303,893,670
Long-term notes payable to Colgate-Palmolive Company	32,321,994	26,148,145
Accrued interest on long-term notes	12,935,975	14,619,130

Total liabilities	319,391,090	345,964,842

Net assets available for benefits	$2,143,899,353	$2,154,132,850

The accompanying notes are an integral part of the financial statements.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

2004
Additions:
Employer contributions	$15,267,760
Participants’ contributions	36,024,504

Total contributions	51,292,264
Net investment income:
Interest	5,539,737
Dividends	42,195,380
Net appreciation in the fair value of investments	84,797,809
Administrative expenses	(2,682,420)
Interest expense on long-term notes	(25,622,406)

Net investment income	104,228,100

Total additions	155,520,364

Deductions:
Distributions to participants	(165,753,861)

Total deductions	(165,753,861)

Decrease in net assets available for benefits	(10,233,497)
Net assets available for benefits – beginning of year	2,154,132,850

Net assets available for benefits – end of year	$2,143,899,353

The accompanying notes are an integral part of the financial statements.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The Colgate-Palmolive Company Employees Savings and Investment Plan (the “Plan”) is a defined contribution plan sponsored by Colgate-Palmolive Company (the “Company”). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Within the Plan, an Employee Stock Ownership Plan (“ESOP”) has been established. LaSalle Bank N.A. (the “ESOP trustee”) is the trustee of Funds D and E (the “ESOP trust”), and Citibank N.A. is the trustee of the remaining funds. The Plan offers a Savings Program, a Success Sharing Program, a Bonus Savings Account Program, an Income Savings Account Program and a Retiree Insurance Program. The provisions below, applicable to the Plan participants, provide only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

As of December 31, 2004, the Plan maintains the following funds:

Short-term Fixed Income Fund (Fund A)	-	Guaranteed investment contracts and fixed income securities

Colgate Common Stock Fund (Fund B)	-	Colgate-Palmolive Company

Colgate Preferred Stock Fund (Fund D)	-	Colgate-Palmolive Company

Colgate Common Stock Fund (Fund E)	-	Colgate-Palmolive Company

Vanguard Wellington Fund (Fund J)	-	Common stocks and fixed income securities

Vanguard Institutional Index Fund (Fund K)	-	Equity securities included in the S&P 500 Index in similar proportion

EuroPacific Growth Fund (Fund L)	-	Primarily equity securities of companies in Europe and the Asia/Pacific region

American Century Investors Ultra Fund (Fund M)	-	Equity securities of U.S. companies

Core Plus Fixed Income Fund (Fund N)	-	Diversified debt portfolio of U.S. government, corporate, mortgage and asset-backed securities

Neuberger Berman Genesis Fund (Fund O)	-	Primarily common stocks of small capitalization companies (total market value of no more than $1.5 billion)

TCW Galileo Value Opportunities Fund (Fund P)	-	Primarily common stocks of companies with capitalizations in the range of companies included in the Russell Mid Cap Value Index

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

ESOP

In accordance with the terms of the Plan, on June 19, 1989, the ESOP trust issued $410,029,684 of long-term notes due through 2009 bearing an average interest rate of 8.7 percent. These notes are guaranteed by the Company. The ESOP trust used the proceeds of the notes to purchase 6.3 million shares of the Company’s Series B Convertible Preference Stock (“Preference stock”) from the Company.

Each share of Preference stock is currently convertible into eight shares of the Company’s common stock at the discretion of the ESOP trustee. All Preference stock must be converted into the Company’s common stock or redeemed in cash upon reallocation to other funds or withdrawal from the Plan. The Preference stock has a minimum redemption price of $65 per share and pays dividends at the higher of $4.88 per annum, payable semi-annually, or the current dividend paid on eight shares of the Company’s common stock for the comparable six-month period.

Dividends of $7.68 per share were paid on the Preference stock during 2004. Dividends on the Preference stock are paid to the ESOP trustee. These dividends, together with the Company contributions, dividends on the Company’s common stock in Fund E and borrowings from the Company (discussed below), are used by the ESOP trustee to repay principal and interest on the long-term notes. Scheduled maturities of the long-term notes outstanding at December 31, 2004 are as follows: 2005 - $36,996,132; 2006 - $45,007,983; 2007 - $53,904,805; 2008 - $63,712,938 and 2009 - $74,441,537. The fair value of the long-term notes outstanding as of December 31, 2004 and 2003 was estimated at $308 million and $356 million, respectively, based on current interest rates for debt with similar maturities.

As a means of extending the benefits of the ESOP to participants over a longer period, the ESOP trust and the Company entered into a loan agreement in June 2000 under which the Company may loan up to $300,000,000 through 2009 to the ESOP with repayment scheduled no later than December 31, 2035. Repayments of principal and interest will be funded through future contributions and dividends from the Company. During 2004, the Company contributed $15,267,760 to the ESOP trust. The Company has guaranteed minimum funding of $130,000,000, on a present value basis, in excess of debt service requirements. As of December 31, 2004 and 2003, the ESOP trust had outstanding borrowings from the Company of $32,321,994 and $26,148,145, respectively, bearing an average interest rate of 6.0 percent. The fair value of the outstanding notes payable to the Company at December 31, 2004 and 2003 was estimated at $35 million and $29 million, respectively, based on current interest rates for debt with similar maturities.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

A portion of the Preference stock is released for allocation to participants semi-annually based on the ratio of debt service for the period to total debt service over the remaining scheduled life of all ESOP debt. As of December 31, 2004 and 2003, 1,687,672 and 1,676,597 Preference shares (valued at $690,730,396 and $671,309,439) were allocated to employee accounts in the Plan, and the balance of 2,527,574 and 2,829,923 shares (valued at $1,034,485,487 and $1,133,101,169) remain to be allocated, respectively. Generally, released shares are allocated to employee accounts in the following manner:

(1)	In lieu of cash dividends on the Preference stock and the Company’s common stock held by the ESOP trustee which are used to repay principal and interest on the long-term notes,

(2)	Pursuant to the Company’s matching contribution under the Savings Program,

(3)	Pursuant to the Success Sharing Program,

(4)	Pursuant to the Bonus Savings Account Program and the Income Savings Account Program,

(5)	Pursuant to the Retiree Insurance Program

Savings Program

Participant Contributions

Employees eligible to participate in the Savings Program of the Plan must meet certain minimum hourly service requirements, be at least 18 years old and have completed three months of service, as defined by the Plan. Under the Savings Program, employees generally can contribute to the Plan between 1 percent and 25 percent of their recognized earnings (the greater of total compensation paid during the previous calendar year minus items such as reimbursement of moving expenses and special awards, or regular salary as of the most recent January 1 plus commissions and bonuses paid in the prior year). Employees who are not “highly compensated”, as defined by the Internal Revenue Code (“IRC”), may contribute any combination up to 25 percent of their recognized earnings on either a before-tax (subject to certain IRC limitations) or after-tax basis. Most employees who are “highly compensated” may contribute up to 12 percent of their recognized earnings. However, those employees whose 2004 recognized earnings equaled or exceeded $205,000 were further limited to 8 percent of their recognized earnings, and those employees whose 2004 recognized earnings were between $130,000 and $204,999 were limited to 10 percent of their recognized earnings. Participants may change their contribution rate, resume or suspend contributions and/or change the allocation of their contributions between before-tax and after-tax earnings on a weekly basis. Plan participants are always fully vested in their contributions and related investment earnings. On August 1, 2002, the Plan was amended to allow participants age 50 and older to contribute an additional $1,000 for 2002 on a pre-tax basis. This dollar maximum has been increased each year, to $2,000 for 2003, $3,000 for 2004 and $4,000 for 2005.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Company Matching Contributions

The Company and wholly-owned subsidiaries to which the Plan has been extended, make matching contributions of 50 percent to 70 percent of employee contributions up to 6 percent of recognized earnings, depending on years of service. Company matching contributions for employees participating in the Savings Program are made in the form of an allocation of Preference stock. Participants are 50 percent vested in the Company matching contributions after two years of service and fully vested after three years of service or upon reaching age 55, becoming permanently disabled, or in the event of death or Plan termination.

Distributions

Participating employees can receive a distribution from the Plan due to retirement, permanent disability, termination or death, or by voluntary partial withdrawal. Settlement is made in accordance with provisions of the Plan and unvested Company matching contributions will be forfeited in the event of termination. A participant may withdraw his/her before-tax contributions only if, in the judgment of the Employee Relations Committee of the Company (the “Committee”), the withdrawal is due to financial hardship as defined in the Plan, the administrative rules of the Committee and Federal tax laws.

Forfeitures

Forfeitures become available to the Company to reduce future Company matching contributions. Forfeitures for the year ended December 31, 2004 totaled $2,393,473.

Funds

Participating employees may direct their current contributions to be allocated among any of the funds, other than Funds D and E, in multiples of 1 percent. Participants may diversify the Company matching contributions in which they are fully vested among any of the other investment fund choices in the Plan, beginning the earlier of reaching age 55 or the third anniversary of their date of hire. Participants may change how future contributions will be invested on a daily basis. Reallocation among the funds of previously invested amounts may be made on a daily basis.

Incoming Rollovers

Effective April 2004, the Plan permits incoming rollovers of before-tax money from Section 403(b) plans and governmental Section 457 plans, as well as both before-tax and after-tax money from other companies’ qualified plans.

Participant Loans

A participating employee may, under certain circumstances, borrow up to 50 percent of fully vested funds, excluding any amounts previously transferred from the prior Colgate-Palmolive Employee Stock Ownership Plan, the Success Sharing Account and Retiree Insurance Account, up to a maximum of $50,000. The interest rate on Plan loans is equal to Citibank N.A.’s prime rate, fixed at the time of loan application. Principal and interest are paid ratably via payroll deductions.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Success Sharing Program

The Success Sharing Program is designed to enable the Company to share its financial success with employees. Under the Success Sharing Program, a Success Sharing Account (“SSA”) has been established within the Plan for each eligible employee. As the Company meets or exceeds annual financial targets, shares of Preference stock are allocated to employee accounts according to a pre-determined formula. To be eligible, an individual generally must be employed by the Company on a full-time basis, be at least 18 years old and on the payroll from at least June 30 through the last day of the year. Part-time employees with benefits are also eligible. Employees are at all times fully vested in the value of their SSA. Participants may on an annual basis diversify up to 25 percent of their SSA among any of the other investment fund choices in the Plan beginning in the year they reach age 55 and up to 50 percent beginning five years later.

Bonus Savings Account (“BSA”) Program

The BSA Program is designed to enable each eligible employee to receive all or a portion of his/her bonus in Preference stock. Under this program, a BSA allocation is credited to each eligible employee’s Bonus and Income Savings Account established within the Plan. The portion of an employee’s bonus that can be allocated within the BSA program is determined based on the bonus amount earned, the total number of Preference shares available for allocation, and other factors such as an employee’s income level and Internal Revenue Service (“IRS”) rules. This program is generally available to all employees in the United States who are participants in the Plan. Employees are at all times fully vested in the value of their Bonus and Income Savings Account and may elect to withdraw the balance of this account from the Plan immediately or at a later date. Participants may also diversify the value of their account under the same requirements as outlined for the Success Sharing Program described above.

Income Savings Account (“ISA”) Program

The ISA Program is designed to enable each eligible employee to receive a portion of his/her income in the form of Preference stock. Under this program, an ISA allocation of Preference stock is made each year to each eligible employee’s Bonus and Income Savings Account. This program is available to active full-time employees and part-time employees with benefits in the United States, with at least five years of service. Employees are at all times fully vested in the value of their Bonus and Income Savings Account and may elect to withdraw the balance of this account from the Plan immediately or at a later date. Participants may also diversify the value of their account under the same requirements as outlined for the Success Sharing Program described above.

Retiree Insurance Program

The Retiree Insurance Program is designed to provide funds that can be used by employees to purchase health and life insurance upon retirement. Under the Retiree Insurance Program, an RIA has been established within the Plan for each eligible employee. Each year, shares of Preference stock are allocated to each employee’s RIA. The number of shares allocated is determined based upon the total number of shares available for allocation, actuarial assumptions and targeted funding of retiree health and life insurance. To be eligible for an allocation into an RIA, employees must be at least 18 years old, employed with a participating company on a full-time basis, and on the payroll on the last day of the year. Participants with two years of service are 25 percent vested, three years of service are 50 percent vested, four years of service are 75 percent vested, and participants are fully vested after five years of service or upon reaching age 55, becoming permanently disabled, or in the event of death or Plan termination. Participants may diversify the value of their account under the same requirements as outlined for the Success Sharing Program described above.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the Committee shall compute the value of the accounts of the participants which shall be fully vested and non-forfeitable. The accounts of each participant shall be distributed in a lump sum.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting except for distributions to participants which are presented on the cash basis of accounting (see note 7). Purchases and sales are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Investments

Investment contracts are stated at contract value. Contract value represents contributions made under the investment contract, plus credited net earnings, less participant withdrawals and any administrative expenses not otherwise included in net contract interest rates. The Preference stock is stated at the greater of $65 par value or the market value of eight shares of the Company’s common stock. Participant loans receivable are stated at cost, which approximates fair value. All other investments are stated at fair value as determined by Citibank N.A. based on quoted market prices.

Administration

The Plan is administered by the Committee for the benefit of the participants. Administrative expenses are paid by the Plan and are recorded as a reduction of investment income.

3.	Federal Income Taxes

The Company has obtained a determination from the IRS in a letter dated March 20, 2003 that the Plan, as amended and restated as of October 1, 1999 qualifies under Sections 401(a), 401(k) and 4975(e)(7) of the IRC, and that the related Trusts are exempt from Federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. However, the Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.	Investments

The following investments represent 5 percent or more of the Plan’s net assets as of December 31:

	2004	2003
Colgate-Palmolive Company common stock, 4,791,166 and 5,054,562 shares, respectively	$245,116,053	$252,980,828

Colgate-Palmolive Company Series B Convertible Preference stock, 4,215,246 and 4,506,520 shares, respectively	1,725,215,883	1,804,410,608

A portion of the investments shown above are nonparticipant-directed investments (see note 5).

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Equity securities:
Colgate-Palmolive Company common stock	$12,734,130
Colgate-Palmolive Company Preference stock	45,639,458

Total equity securities	58,373,588
Investments in registered investment companies	30,960,932
U.S. Government securities and corporate notes	(4,536,711)

Total net appreciation in the fair value of investments	$84,797,809

5.	ESOP Trust

Information about the net assets and significant components of the changes in net assets relating to the investments maintained in Funds D and E is as follows:

	December 31,
	2004	2003
Assets:
Cash and cash equivalents	$16,187,391	$17,306,339
Fixed income liquid reserve fund	1,376,692	1,459,817
Colgate-Palmolive Company common stock	80,276,844	93,045,152
Colgate-Palmolive Company Series B Convertible Preference stock	1,725,215,883	1,804,410,608
Accrued interest and dividends receivable	4,984	1,877

Total assets	1,823,061,794	1,916,223,793

Liabilities:
Long-term notes payable	274,063,395	303,893,670
Long-term notes payable to Colgate-Palmolive Company	32,321,994	26,148,145
Accrued interest on long-term notes	12,935,975	14,619,130

Total liabilities	319,321,364	344,660,945

Net assets available for benefits	$1,503,740,430	$1,571,562,848

Year Ended December 31, 2004
Changes in net assets available for benefits:
Employer contributions	$15,267,760
Dividends and interest, net of fees	34,482,662
Net appreciation in the fair value of investments	48,517,535
Transfers to other funds	(32,554,611)
Interest expense on long-term notes	(25,622,406)
Distributions to participants	(107,913,358)

Decrease in net assets available for benefits	$(67,822,418)

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

The Colgate-Palmolive Company common stock figures shown above include nonparticipant-directed investments of 154,492 shares valued at $7,903,812 and 166,387 shares valued at $8,327,647 as of December 31, 2004 and 2003, respectively. The Colgate-Palmolive Company Series B Convertible Preference stock allocated to participants (see note 1) include nonparticipant-directed investments of 839,753 shares valued at $343,694,300 and 840,913 shares valued at $336,701,477 as of December 31, 2004 and 2003, respectively.

6.	Investment Contracts

The Plan has entered into benefit-responsive guaranteed investment contracts with insurance companies, banks and other financial institutions. Most of the investment contracts carry a crediting interest rate established at inception and reset periodically (typically quarterly) to approximate the interest earnings of the underlying investments, subject to certain minimums. The remaining contracts carry a crediting interest rate established at inception, a portion of which are indexed to changes in outside benchmarks such as Treasury or LIBOR rates. For 2004 and 2003, the average yield and the average crediting interest rate on the investment contracts were 4.1 percent and 4.5 percent, respectively.

The contract values of the investment contracts were $57,273,618 and $71,294,311 at December 31, 2004 and 2003, respectively, which approximates fair value according to the terms of the contracts, as reported to the Plan. In accordance with the provisions of the Plan, issuers of these investment contracts must have a credit rating of AA- or better under the fund manager’s investment rating system. Accordingly, there are no reserves against contract value for credit risk of the contract issuer or otherwise.

7.	Distributions

At December 31, 2004 and 2003, distributions payable due to withdrawals by participants of $631,096 and $2,439,188, respectively, are not reflected in the financial statements. For reporting to the Department of Labor, these amounts are reported as a liability on the Form 5500.

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

PARTICIPANT LOANS

DECEMBER 31, 2004

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-04
Participant loans receivable, maturities ranging from 1 to 15 years	4.00% - 5.00%	$20,424,670

Total Participant Loans		$20,424,670

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SHORT-TERM FIXED INCOME FUND (FUND A)

DECEMBER 31, 2004

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-04
Commingled Employee Benefit Trust
Liquid Reserve Fund	2,348,121	$2,348,121

U.S. Government Securities and Corporate Notes:
United States Treasury Bonds and Notes:
US Treasury Notes., due 01/06/2005	2,000,000	1,999,764
US Treasury Notes., 1.500% due 07/31/2005	1,600,000	1,590,187
US Treasury Notes., 1.625% due 10/31/2005	1,500,000	1,487,168
US Treasury Notes., 1.875% due 11/30/2005	1,000,000	992,188
US Treasury Notes., 1.875% due 12/31/2005	8,250,000	8,178,456
US Treasury Notes., 3.000% due 02/15/2008	5,715,000	5,668,343
US Treasury Notes., 2.500% due 10/31/2006	6,000,000	5,943,984
US Treasury Notes., 1.875% due 01/31/2006	1,750,000	1,733,184

Total U.S. Treasury Notes		$27,593,274

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-04
United States Government Agencies:
Federal Home Loan Banks., 3.250% due 08/15/2005	675,000	676,934
Federal Home Loan Banks., 5.500% due 07/15/2006	2,550,000	2,638,883
Federal Home Loan Mtg Corp., 5.500% due 02/01/2007	64,263	65,861
Federal Home Loan Mtg Corp., 5.500% due 03/01/2007	171,576	175,842
Federal National Mortgage Association Gtd., 5.500% due 09/01/2017	1,118,556	1,156,912
Federal National Mortgage Association Gtd., 6.000% due 11/01/2017	677,733	710,623

Total United States Government Agencies		$5,425,055

Asset Backed/CMO:
DCAT., 2.860% due 03/08/2009	800,000	792,177
Honda Auto Rec CMO., 3.280% due 02/18/2010	550,000	543,086
MBNA Master CC., 4.950% due 06/15/2009	900,000	929,822

Total Asset Backed/CMO		$2,265,085

Corporate Bonds:
Alliedsignal Inc., 6.125% due 07/01/2005	705,000	715,278
Allstate Corp., 7.875% due 05/01/2050	450,000	457,191

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-04
American Express Co., 5.500% due 09/12/2006	450,000	466,085
Bank of America Corp., 3.875% due 01/15/2008	575,000	579,484
Bank of New York, Inc., 5.200% due 07/01/2007	415,000	431,458
Bank One Corp., 6.500% due 02/01/2006	800,000	828,137
Bear Stearns Cos Inc., 6.500% due 05/01/2006	600,000	624,608
CCIT 01/20/09., 2.550% due 01/20/2009	900,000	885,248
CIT Group Inc., 4.125% due 02/21/2006	540,000	545,487
Capital Auto Rec Asset., 3.580% due 01/15/2009	725,000	724,094
Capital One Prime Auto., 3.390% due 01/15/2009	455,000	454,076
Caterpillar Financial Service., 2.590% due 07/15/2006	450,000	445,740
Coca Cola Enterprise., 5.375% due 08/15/2006	465,000	479,727
Credit Suisse First Boston USA Inc., 5.875% due 08/01/2006	550,000	571,621
Diageo Finance., 3.000% due 12/15/2006	470,000	466,015
Fed Home Loan Bank., 2.875% due 08/15/2006	2,550,000	2,538,237
General Eleco., 3.500% due 05/01/2008	875,000	868,480

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-04
Goldman Sachs Group., 4.125% due 01/15/2008	575,000	582,227
Hewlett Packard Co., 5.500% due 07/01/2007	450,000	469,292
Household Fin Corp.,5.750% due 01/30/2007	460,000	480,175
JP Morgan Chase & Co Note., 5.625% due 08/15/2006	700,000	725,194
Merrill Lynch., 6.130% due 05/16/2006	575,000	597,497
Morgan Stanley., 5.800% due 04/01/2007	680,000	712,894
National Rural Utils., 6.000% due 05/15/2006	500,000	517,909
Rockwell Intl Corp., 6.625% due 06/01/2005	500,000	506,851
SBC Communications Inc., 5.750% due 05/02/2006	500,000	516,031
Salomon Smith Barney., 5.875% due 03/15/2006	550,000	567,101
Sara Lee Corp., 6.400% due 06/09/2005	600,000	607,934
Target Corp., 3.375% due 03/01/2008	450,000	446,119
US Bank Natl Assn Minn., 2.850% due 11/15/2006	580,000	575,116
Union Bank Switz NY., 7.250% due 07/15/2006	300,000	317,371
Verizon Wireless Cap., 5.375% due 12/15/2006	565,000	585,230

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-04
Wachovia Corp 2nd NE., 4.950% due 11/01/2006	560,000	575,593

Total Corporate Bonds:		$20,863,500

Total Fixed Income		$58,495,035

Guaranteed Investment Contracts:
Bank of America Contract, 4.01%	6,981,558	6,981,558
Ing Life Ins Contract, 4.62%	6,301,490	6,301,490
IXIS Financial Products Inc. 4.43%	4,904,009	4,904,009
John Hancock Mutual Life Insurance Co., 6.31%	2,023,752	2,023,752
Metropolitan Insurance Company, 4.55% due 6/6/05	1,121,688	1,121,688
AUSA Life Insurance Company 2.94% due 1/31/2006	1,057,395	1,057,395
Rabobank Contract, 4.24%	11,844,410	11,844,410
State Street Contract 3.70%	15,453,127	15,453,127
Travelers Insurance Company, 3.26% due 9/26/05	1,008,473	1,008,473
UBS AG Contract, 4.33%	6,577,715	6,577,715

Total Guaranteed Investment Contracts
Guaranteed Investment Contracts:	$57,273,617	$57,273,617

Total Fund A		$115,768,652

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

COLGATE COMMON STOCK FUND (FUND B)

DECEMBER 31, 2004

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-04
Commingled Employee Benefit Trust
Liquid Reserve Fund	1,241,814	$1,241,814

Colgate-Palmolive Co. Common Stock (*)	3,222,033	$164,839,209

Total		$166,081,023

(*)	Represents a Party-In-Interest.

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

COLGATE PREFERRED STOCK FUND (FUND D)

DECEMBER 31, 2004

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Historical Cost	Market Value 12-31-04
Commingled Employee Benefit Trust
Liquid Reserve Fund	476,074	$476,074	$476,074

Colgate-Palmolive Co. Series B Conv.
Preference Stock (*)	4,215,246	$274,191,710	$1,725,215,883

Total		$274,667,784	$1,725,691,957

(*)	Represents a Party-In-Interest.

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

COLGATE COMMON STOCK FUND (FUND E)

DECEMBER 31, 2004

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Historical Cost	Market Value 12-31-04
Commingled Employee Benefit Trust
Liquid Reserve Fund	900,618	$900,618	$900,618

Colgate-Palmolive Co. Common Stock (*)	1,569,133	$3,631,458	$80,276,844

Total		$4,532,076	$81,177,462

(*)	Represents a Party-In-Interest.

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

VANGUARD WELLINGTON FUND (FUND J)

DECEMBER 31, 2004

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-04
Mutual Funds:
Vanguard Wellington Fund	1,432,790	$74,720,019

Total		$74,720,019

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

VANGUARD INSTITUTIONAL INDEX FUND (FUND K)

DECEMBER 31, 2004

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-04
Mutual Funds:
Vanguard Institutional Index Fund	589,619	$65,276,703

Total		$65,276,703

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EUROPACIFIC GROWTH FUND (FUND L)

DECEMBER 31, 2004

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-04
Mutual Funds:
American EuroPacific Growth Fund	1,276,879	$45,495,198

Total		$45,495,198

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AMERICAN CENTURY INVESTORS ULTRA FUND (FUND M)

DECEMBER 31, 2004

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-04
Commingled Employee Benefit Trust Liquid Reserve Fund	13	$13

Mutual Funds:
American Century Investors Ultra Fund	1,301,372	$38,390,463

Total		$38,390,476

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

CORE PLUS FIXED INCOME FUND (FUND N)

DECEMBER 31, 2004

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-04
Mutual Funds:
Core Plus Fixed Income Fund	3,018,975	$32,182,270

Total		$32,182,270

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

NEUBERGER BERMAN GENESIS FUND (FUND O)

DECEMBER 31, 2004

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-04
Mutual Funds:
Neuberger Berman Genesis Fund	1,290,101	$52,700,607

Total		$52,700,607

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

TCW GALILEO VALUE OPPORTUNITIES FUND (FUND P)

DECEMBER 31, 2004

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-04
Mutual Funds:
TCW Galileo Value Opportunities Fund	1,226,325	$27,383,827

Total		$27,383,827

Plan Total		$2,445,292,864

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN (Name of Plan)

Date: June 27, 2005	/S/ STEPHEN C. PATRICK
Stephen C. Patrick Chief Financial Officer Colgate-Palmolive Company

Date: June 27, 2005	/S/ DENNIS J. HICKEY
Dennis J. Hickey Vice President and Corporate Controller Colgate-Palmolive Company